Exhibit 21.1

List of Subsidiaries:

Lustros Chile SPA, a Chilean corporation. A 100% owned subsidiary, for the purpose of acting as a Chilean entity holding company for the Company’s Chilean subsidiaries Sulfatos Chile (60%) and Mineraltus (80%).

Sulfatos Chile, S.A., a Chilean corporation. The Company owns 60% of Sulfatos Chile.

Mineraltus S.A., a Chilean corporation. The Company owns 80% of Mineraltus.